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                                             Filed by Bookham Technology plc
                       pursuant to Rule 425 under the Securities Act of 1933
                                            Subject Company: New Focus, Inc.
                                             Commission File No.: 333-109904

This filing relates to a proposed merger (the "Merger") between Bookham Technology plc ("Bookham") and New Focus, Inc. ("New Focus") pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003 ( the "Merger Agreement"), by and among Bookham, Budapest Acquisition Corp. and New Focus.

On October 23, 2003, Bookham made the following announcement:

23 OCTOBER 2003

BOOKHAM TECHNOLOGY plc

                     PROPOSED ACQUISITION OF NEW FOCUS, INC.

On 22 September 2003, Bookham Technology plc ("Bookham") announced that agreement had been reached for Bookham to acquire New Focus, Inc. ("New Focus"). In connection with the proposed acquisition, Bookham has now filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form F-4.

The Registration Statement on Form F-4 and the Proxy Statement/Prospectus contained therein are subject to changes, deletions or additions which may or may not be material in nature. Such changes, deletions or additions can be made at any time until the Registration Statement is declared effective and the Proxy Statement/Prospectus is mailed to stockholders of New Focus (in connection with the seeking of their approval of the transaction) and even thereafter can be amended or supplemented at any time until the New Focus stockholder meeting to vote on the acquisition is held. Any changes to the information contained in the Registration Statement are not required to be announced. No reliance should therefore be placed on the information contained in the Registration Statement filed today.

A circular will be dispatched to Bookham shareholders giving further details of the acquisition and convening an extraordinary general meeting to approve the acquisition. This will contain the information necessary for Bookham shareholders to consider the transaction and will be prepared in accordance with the listing rules of the UK Listing Authority. It is envisaged that this circular will be dispatched at or around the same time as the Proxy Statement/Prospectus is mailed to New Focus stockholders.

Copies of the Registration Statement will be available on the SEC website at www.sec.gov/edgar.shtml under Bookham's company filings.

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IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION

Bookham has filed with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus have filed with the SEC and plan to mail to the stockholders of New Focus, a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham's directors and executive officers is contained in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham's directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham's ordinary shares. Information regarding New Focus's directors and executive officers is contained in New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus's directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus's common stock. A more complete description is available in the Registration Statement and the Joint Proxy Statement/Prospectus.

STATEMENTS IN THIS DOCUMENT REGARDING THE PROPOSED TRANSACTION BETWEEN BOOKHAM AND NEW FOCUS, THE EXPECTED TIMETABLE FOR COMPLETING THE TRANSACTION, FUTURE FINANCIAL AND OPERATING RESULTS, BENEFITS AND SYNERGIES OF THE TRANSACTION, FUTURE OPPORTUNITIES FOR THE COMBINED COMPANY AND ANY OTHER STATEMENTS ABOUT BOOKHAM OR NEW FOCUS MANAGEMENTS' FUTURE EXPECTATIONS, BELIEFS, GOALS, PLANS OR PROSPECTS CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT (INCLUDING STATEMENTS CONTAINING THE WORDS "BELIEVES," "PLANS," "ANTICIPATES," "EXPECTS," "ESTIMATES" AND SIMILAR EXPRESSIONS) SHOULD ALSO BE CONSIDERED TO BE FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS,
INCLUDING: THE ABILITY TO CONSUMMATE THE TRANSACTION, THE ABILITY OF BOOKHAM TO SUCCESSFULLY INTEGRATE NEW FOCUS'S OPERATIONS AND EMPLOYEES, THE ABILITY TO REALIZE ANTICIPATED SYNERGIES AND COST SAVINGS; RECOVERY OF INDUSTRY DEMAND, THE NEED TO MANAGE MANUFACTURING CAPACITY, PRODUCTION EQUIPMENT AND PERSONNEL TO ANTICIPATED LEVELS OF DEMAND FOR PRODUCTS, POSSIBLE DISRUPTION IN NEW FOCUS'S COMMERCIAL ACTIVITIES CAUSED BY TERRORIST ACTIVITIES OR ARMED CONFLICTS, THE RELATED IMPACT ON MARGINS, REDUCTIONS IN DEMAND FOR OPTICAL COMPONENTS, EXPANSION OF OUR BUSINESS OPERATIONS, QUARTERLY VARIATIONS IN RESULTS, CURRENCY EXCHANGE RATE FLUCTUATIONS, MANUFACTURING CAPACITY YIELDS AND INVENTORY, INTELLECTUAL PROPERTY ISSUES AND THE OTHER FACTORS DESCRIBED IN BOOKHAM'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2002, AS AMENDED, AND NEW FOCUS'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2002 AND NEW FOCUS'S MOST RECENT QUARTERLY REPORT FILED WITH THE SEC AND BOOKHAM'S MOST RECENT CURRENT REPORTS ON FORM 6-K SUBMITTED TO THE SEC. BOOKHAM AND NEW FOCUS DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE OF THIS DOCUMENT